BEST AVAILABLE COPY

ADITYA BIRLA GROUP

07021336

Ref: AM:PVK:1853:2007

Date:-14th February, 2007

Securities and Exchange Commission
Attn: International Corporate Finance
Division of Corporate Finance
100 F Street, NE
Washington D.C. 20549
United States of America
Fax No. 001 202 5513 450
TEL No. 001 202 551-6551

SUPPL

RECEIVED
2007 FEB 27 A 11:43
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Re.: Hindalco Industries Limited
Rule 12g3-2(b) Exemption file No. 82-3428

Dear Sir,

Sub:- Auditors' Limited Review Report, under Clause 41 of the Listing Agreement.

Please find enclosed herewith a Limited Review Report given by Statutory Auditor of our Company, M/s Singhi & Co., Kolkata, pursuant to Clause 41 of the Listing Agreement, in connection with the Unaudited Financial Results of the Company for the Third Quarter and Nine Months ended on 31st December, 2006.

Please take the same on your record and acknowledge.

Thanking you,

Yours faithfully,
For **Hindalco Industries Limited**

ANIL MALIK
General Manager &
Company Secretary

PROCESSED
MAR 02 2007
THOMSON FINANCIAL

Encl:- as above

Singhi & Co.
Chartered Accountants

MERALD HOUSE, 4th Floor, 1B, OLD POST OFFICE STREET, KOLKATA-700 001 ✆ : +91(0)33-2248-4573/4577, 3022 4333, FAX : +91(0)33-2230-7146
E-mail : kolkata@singhico.com Website : www.singhico.com

REVIEW REPORT

To,
The Board of Directors,
Hindalco Industries Limited
"Century Bhavan", 3rd Floor,
Dr. Annie Besant Raod, Worli,
Mumbai – 400 025

We have reviewed the accompanying statement of Un-audited Financial Results of **M/s. HINDALCO INDUSTRIES LIMITED** for the quarter ended 31st December, 2006. This Financial statement is the responsibility of the Company's Management.

A review of interim financial information consists principally of applying analytical procedures for financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review conducted as above, nothing has come to our notice that causes us to believe that the accompanying statement of Un-audited Financial Results prepared in accordance with applicable accounting standards and other recognized accounting practices and policies has not disclosed the information required to be disclosed in terms of clause 41 of the Listing Agreement including the manner in which it is to be disclosed, or that it contains any material mis-statement.

For Singhi & Co.
Chartered Accountants

Rajiv Singhi

(Rajiv Singhi)
Partner
Membership No.53518

Camp. Mumbai

1B, Old Post Office Street,
Kolkata – 700001
Dated, the 25th day of January, 2007.

HINDALCO INDUSTRIES LIMITED

Regd. Office: "Century Bhavan",3rd Floor, Dr. Annie Besant Road, Worli, Mumbai-400 025

UNAUDITED FINANCIAL RESULTS FOR THE QUARTER ENDED 31ST DECEMBER, 2006

(Rupees in Million)

	Particulars	Quarter ended 31/12/2006 (Unaudited)	Quarter ended 31/12/2005 (Unaudited)	Nine months ended 31/12/2006 (Unaudited)	Nine months ended 31/12/2005 (Unaudited)	Year ended 31/03/2006 (Audited)
1	**Net Sales & Operating Revenues**	46,562	28,727	135,641	77,391	113,965
2	**Other Income**	584	433	2,468	1,696	2,439
3	**Total Expenditure**	36,109	22,897	105,990	60,638	87,914
	(a). (Increase)/Decrease in Stock in Trade	7,829	(1,460)	(8,037)	(5,480)	(10,338)
	(b). Consumption of Raw Materials	19,738	16,051	87,397	42,444	66,034
	(c). Staff Cost	1,270	1,149	3,731	3,397	4,627
	(d). Manufacturing and Operating Expenses	6,004	5,795	18,837	17,006	23,223
	(e). Other Expenditure	1,268	1,362	4,062	3,271	4,368
4	**Interest & Finance Charges**	698	628	1,847	1,628	2,252
5	**Gross Profit**	10,339	5,635	30,272	16,821	26,238
6	**Depreciation**	1,384	1,314	4,805	3,768	5,211
7	**Profit before Tax & Extraordinary Items**	8,955	4,321	25,467	13,053	21,027
	Extraordinary Items	-	(30)		(30)	(30)
8	**Profit before Tax**	8,955	4,351	25,467	13,083	21,057
9	**Provision for Tax**	2,516	989	7,037	2,791	4,502
	(a). Provision for Current Tax	3,017	671	7,475	2,017	3,241
	(b). Provision for Deferred Tax	(542)	291	(523)	703	1,160
	(c). Provision for Fringe Benefit Tax	41	27	85	71	101
10	**Net Profit**	6,439	3,362	18,430	10,292	16,555
11	**Paid-up Equity Share Capital**					
	(Face Value : Re 1/- per Share)	1,042	928	1,042	928	986
12	**Reserves**					95,077
13	**Basic & Diluted EPS (Rs.)**	6	3	18	10	17
14	**Aggregate of non-promoter shareholding**					
	(a). Number of shares			848,756,538	687,002,680	847,818,402
	(b). Percentage of shareholding			73.21%	74.05%	73.13%

HINDALCO INDUSTRIES LIMITED

Regd. Office: "Century Bhavan",3rd Floor, Dr. Annie Besant Road, Worli, Mumbai-400 025

SEGMENT-WISE REVENUE, RESULTS AND CAPITAL EMPLOYED
UNDER CLAUSE 41 OF THE LISTING AGREEMENT

(Rupees in Million)

Particulars	Quarter ended 31/12/2006 (Unaudited)	Quarter ended 31/12/2005 (Unaudited)	Nine months ended 31/12/2006 (Unaudited)	Nine months ended 31/12/2005 (Unaudited)	Year ended 31/03/2006 (Audited)
1. Segment Revenue					
(a) Aluminium	17,958	15,634	53,020	43,160	60,423
(b) Copper	28,622	13,084	82,664	34,225	53,542
	46,580	28,718	135,684	77,385	113,965
Inter Segment Revenue Adjustment	(18)	9	(43)	6	-
Net Sales & Operating Revenues	46,562	28,727	135,641	77,391	113,965
2. Segment Results (Profit/Loss before Tax and interest from each Segment)					
(a) Aluminium	7,555	5,421	21,390	14,150	21,281
(b) Copper	1,595	(845)	3,806	(1,008)	193
	9,150	4,576	25,196	13,142	21,474
Less: Interest & Finance Charges	(698)	(628)	(1,847)	(1,628)	(2,252)
	8,452	3,948	23,349	11,514	19,222
Add: Other un-allocable Income net of un-allocable expenses	503	373	2,118	1,539	1,805
Profit before Tax & Extraordinary Items	8,955	4,321	25,467	13,053	21,027
3. Capital Employed (Segment Assets - Segment Liabilities)					
(a) Aluminium	70,734	58,512	70,734	58,512	65,792
(b) Copper	68,581	46,727	68,581	46,727	50,738
	139,315	105,239	139,315	105,239	116,530
Un-allocable/ Corporate	73,765	39,501	73,765	39,501	40,840
Total Capital Employed	213,080	144,740	213,080	144,740	157,370

HINDALCO

HINDALCO INDUSTRIES LIMITED

Regd. Office: "Century Bhavan", 3rd Floor, Dr. Annie Besant Road, Worli, Mumbai-400 030

Notes:

1. Accounting Standard 15 (revised 2005) on "Employee Benefits" became effective on 1st April, 2006. In accordance with the provisions of the Standard, the Company has made an adjustment of Rs 898 million (net of deferred tax of Rs 456 million) against the opening balance of general reserve.

2. Depreciation for the nine month ended 31st December, 2006 includes an amount of Rs 727 million being impairment loss recognized in respect of Smelter 2 of Copper unit at Dahej, Gujarat the operation of which has since been temporarily suspended.

3. Hindalco has entered into a Joint Venture partnership with ALMEX USA. Inc, for the manufacture of High Strength Aluminium Alloys for applications in the aerospace, sporting goods and surface transport industries. The joint venture company has been incorporated namely " HINDALCO – ALMEX Aerospace Limited" in which Hindalco has 70% equity participation, with ALMEX holding the balance 30%.

4. As per the terms of the Rights Offer, the Company has sent first Call Money Notice to the shareholders for the payment of "First Call" at the rate of Rs. 24/- per share on 231,521,031 shares amounting to Rs 5,557 million . The last date for payment was 1st December, 2006. The Board of Directors have subsequently extended the last date up to 10th January, 2007. The Company has received total Rs 5,408 million up to 31st December, 2006 towards call payment. Basic and diluted EPS have been calculated taking into account the effect of this rights issue.

5. The proceeds of the rights issue amounting to Rs. 10,965 million (up to first call) have been utilized for the purpose of defraying issue related expenses amounting to Rs. 366 million and subscription to shares of a subsidiary company to the tune of Rs 673 million while the balance amount is temporarily invested in short term liquid securities.

6. Provision for taxation for the quarter and nine months ended 31st December, 2005 has been restated in line with restatement of interim periods unaudited results done in the last quarter of previous financial year after considering the effect of favourable appellate decisions (received during the last quarter of the previous year) so as to convey the relevant information more meaningfully.

7. Disclosure relating to number of complaints from investors during quarter -

Pending as on 1st October, 2006	Received	Resolved	Pending as on 31st December, 2006
1	23	24	Nil

8. Figures of previous periods have been regrouped wherever found necessary.

9. The above results have been reviewed by the Audit Committee and taken on record at the meeting of the Board of Directors held on Thursday, 25th January, 2007. Limited Review has been carried out by the statutory auditors of the Company as per clause 41 of the listing agreement with stock exchanges.

By and on behalf of the Board

Place: Mumbai
Dated: 25th January, 2007

D. Bhattacharya
Managing Director

Ref:AM:PVK:1893:2007

Date:- 13th February, 2007

Securities and Exchange Commission
Attn: International Corporate Finance
Division of Corporate Finance
100 F Street, NE
Washington D.C. 20549
United States of America
Fax No. 001 202 5513 450
TEL No. 001 202 551-6551

Re.: Hindalco Industries Limited
Rule 12g3-2(b) Exemption file No. 82-3428

Dear Sir,

CRISIL has placed their rating on the Company's outstanding long-term rating of **AAA**/Stable on 'Rating Watch with Negative Implications'.

The Press released issued by the CRISIL in this connection, is attached herewith.

This is for your information.

Thanking you,

Yours faithfully,
For Hindalco Industries Ltd

Anil Malik
General Manager &
Company Secretary

END

Encl:- as above

HINDALCO INDUSTRIES LIMITED
Regd. Office : Century Bhavan, 3rd Floor, Dr. Annie Besant Road, Worli, Mumbai - 400 030. • Tel.: 6662 6666 • Fax : 2422 7586 / 2436 2516
Ahura Centre, 'B' Wing, 1st Floor, 82- Mahakali Caves Road, Andheri (E), Mumbai - 400 093. • Tel.: 6691 7000 • Fax : 6691 7050 / 7070
Works : P.O. Renukoot, Pin : 231217, Dist. : Sonbhadra (U.P.) • Tel.: Pipri (05446) 252079 • Fax : (05446) 252107 / 427